Exhibit 99.1

Guardian Group Selects Sapiens to Accelerate its Underwriting Processes and Achieve Automation for 95% of Cases

Sapiens solution will transform Guardian’s consumer/agent experience, enabling consistency of underwriting practices across the group and smarter underwriting

Raleigh, NC – November 1, 2021 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Guardian Group, a $1 billion carrier serving 21 countries across the English and Dutch Caribbean, is integrating Sapiens solution for accelerated underwriting for their life and health operations in Trinidad, Jamaica and Curacao.

The solution includes Sapiens UnderwritingPro, Sapiens Intelligence , and Atidot Predictive Analytics, which is pre-integrated through Sapiens PartnerHub – and will leverage Sapiens best practices, new data sources, and AI to support accelerated underwriting. Sapiens solution will automate Guardian Group’s numerous manual processes associated with underwriting, thus freeing up their underwriters to focus on complex and exception cases. Cases can be auto-decisioned using rules and criteria configured by business users, and Guardian will have the flexibility of auto-decisioning as much as 95% of its fluid-less cases.

Sapiens solution will identify bottlenecks in the underwriting process and enable Guardian to shorten the cycle time, while enabling consistency of underwriting practices across Guardian Group. Advanced analytics, predictive model and AI will be used to allow Guardian Group to further tune and improve their underwriting requirements enriched with third-party data and reach an automation level of 95% of cases.

“Guardian Group’s goal is to innovate and disrupt how policies are underwritten and to transform the consumer/agent experience. Sapiens is empowering that mission by enabling us to accelerate the future through innovation,” said Naresh Mongroo, Guardian Group Chief Data Officer.

“Building an autonomous company that’s able to stand alone and deliver efficiency and productivity requires optimal processes around culture, people and systems,” said Alan Sadler, Guardian Group Chief Operating Officer. “Sapiens shares the same DNA and supports our mission to operate as one integrated, customer-centric company that delivers its brand promise consistently, at every customer touch point.”

“Sapiens is delighted to align with Guardian’s mission and to partner with them to deliver on all their accelerated underwriting needs. We offer a one-stop shop that addresses all accelerated underwriting needs,” said Jamie Yoder, Sapiens North America President & General Manager. “We are pleased to provide Guardian the functionality to integrate and augment all of their data into a complete insurance hub, gaining operational insight to finetune critical decision-making across the entire life insurance value chain.”

www.sapiens.com

About Guardian Group

Guardian Group, a $1 billion carrier serving the markets of 21 countries across the English and Dutch Caribbean, including Trinidad & Tobago, Barbados, Jamaica, Curacao, Aruba, St. Maarten and Bonaire, today signed Sapiens SaaS agreements for accelerated underwriting solution for their life & health operations. Guardian Group, whose history dates back nearly 170 years, offers coverage lines including life, health, property, and casualty in addition to products and services in areas such as asset management and bancassurance. Guardian Holdings Limited (GHL) is the parent company for an integrated financial services group known as Guardian Group. For more information visit https://trinidad.myguardiangroup.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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